PROLINK HOLDINGS CORP.
410 South Benson Lane
Chandler, AZ 85224

February 9, 2009

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProLink Holdings Corp.
Registration Statement on Form S-1 (File No. 333-156536)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, ProLink Holdings Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to 4:00 p.m on Wednesday, February 11, 2009, or as soon as practicable thereafter.

The Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated. Any questions should be addressed to Sara Felder, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 935-3000.

Thank you very much.

Sincerely,

/s/ Anthony S. Vitagliano
Anthony S. Vitagliano
Senior Vice President and General Counsel

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Sara L. Felder, Esq.